April 22, 2011

Via EDGAR
Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: THQ Inc.
Form 10-K for the Fiscal Year Ended March 31, 2010
Filed June 4, 2010 (the “10-K”)
File No. 001-15959

Dear Ms. Collins:

This letter sets forth the responses of THQ Inc. (“THQ”, the “Company”, “we” or “our”) to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the Staff's review of our 10-K, as contained in your letter dated April 11, 2011 (the “Letter”).

THQ's responses set forth below correspond to the comments as numbered in the Staff's Letter.

Form 10-K for Fiscal Year Ended March 31, 2010

Notes to Consolidated Financial Statements

Note 17. Settlement Agreements, page 76

Comment:

1.    We note your response to prior comment 1. Please explain to us why the fair value of the license is minimal considering that the WWE brand is so significant to the company's business. In this regard, we note you disclose on page 11 that the sales of your games based upon the two top-selling licensed brands, UFC and WWE, comprise approximately 35% of your net sales in fiscal 2010.

Response:

Although the WWE brand is significant to our business, the fair value of the license is minimal because we believe that the primary driver of the value of the license is the contractual royalty rate on future revenues contained in the license agreement. Our valuation resulted in a minimal value

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assigned to the up-front payment for the license because the contractual royalty rate contained within the license agreement approximates a market rate.

Comment:

2.    Also, we note as part of the settlement agreement with Jakks Pacific, Inc. the company vested ownership of, and all right, title and interest in and to, all assets, obligations and liabilities of THQ / Jakks Pacific, LLC including, but not limited to, intellectual property belonging to the LLC. Please tell us the carrying amount of the non-controlling interest in the LLC just prior to the transaction and how you accounted for obtaining such interest in this transaction. As part of your response, please refer to the authoritative guidance you relied upon when determining your accounting.

Response:

The operating agreement governing the operations of THQ/Jakks Pacific, LLC (“LLC”) specified that THQ was responsible for day-to-day operations, development, sales and distribution of the licensed games, as well as funding all operations of the LLC. Jakks Pacific, Inc. was due only a preferred return, and had no financial interest in the net assets of the LLC. As a result, the value of the non-controlling interest was zero at the time of the transaction. THQ previously consolidated 100% of the results of the LLC and, therefore, no accounting entries were required.

As requested in the Staff's letter January 25, 2011, THQ hereby acknowledges the following: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any additional questions or comments to me at (818) 871-8542. My fax number is (818) 871-8742.

Very truly yours,

/s/ Sheryl Kinlaw
Sheryl Kinlaw
Vice President, Business and Legal Affairs

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